Exhibit 99.2

ERAYAK Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General
Meeting of Shareholders on August 29, 2025 at 11:00 A.M., Beijing Time
(August 28, 2025, at 11:00P.M., Eastern Time)

The undersigned hereby appoints Mr. Lingyi Kong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of ERAYAK Power Solution Group Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” the resolutions in Items 1.

Item 1

RESOLVED as an ordinary resolution, to approve (a) a reverse stock split of the Company’s issued and unissued class A ordinary shares of par value of $0.0001 each (the “Class A Ordinary Shares”) and class B ordinary shares of par value of $0.0001 each (the “Class B Ordinary Shares”, and, together with Class A ordinary shares, the “Ordinary Shares”), at a ratio of not less than 1-for-120 and not more than 1-for-220, with the final ratio to be determined by the board of directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the board of directors (the “Board”) to implement such reverse stock split at its sole discretion at any time prior to the one-year anniversary of the Meeting; (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Stock Split, if so determined by the Board of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Reverse Stock Split, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Stock Split, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the change of share capital, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the change of share capital.

☐ For	☐ Against	☐ Abstain
Item 2

RESOLVED as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above.

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:_____________________________________ , 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1)      Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1)      Call the telephone number on your voting card or email.

To vote by Mail

1)      Check the appropriate boxes on the voting instruction form

2)      Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on August 28, 2025, at 11:59 A.M., Beijing Time (August 28, 2025, at 11:59 P.M., Eastern Time).